EXHIBIT 12

AMERICAN EXPRESS COMPANY

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	Six Months Ended June 30, 2013	Years Ended December 31,
		2012	2011	2010	2009	2008
Earnings:
Pretax income from continuing operations	$3,904	$6,451	$6,956	$5,964	$2,841	$ 3,581
Interest expense(a)	1,011	2,226	2,320	2,423	2,208	3,628
Other adjustments(b)	81	117	124	126	129	144

Total earnings	$4,996	$8,794	$9,400	$8,513	$5,178	$ 7,353
Fixed charges:
Interest expense	$1,011	$2,226	$2,320	$2,423	$2,208	$ 3,628
Other adjustments(c)	47	102	94	85	121	114

Total fixed charges	$1,058	$2,328	$2,414	$2,508	$2,329	$ 3,742
Ratio of earnings to fixed charges	4.72	3.78	3.89	3.39	2.22	1.96

(a)

Included in interest expense is interest expense related to the cardmember lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

(b)

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the noncontrolling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

(c)	For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.